UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO CLOSED BOOKS ON PLACEMENT OF COMMERCIAL PAPERS OF THE 19 SERIES AT A
SUM OF 5 BILLION RUBLES
Moscow, Russia – June 14, 2011. – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces successful closure of the books for the placement of its commercial papers of the 19 series.
On June 9, 2011 Mechel OAO closed the books for the placement of its interest-bearing commercial papers of the 19 series with an obligatory centralized custody (ID serial number 4-19-55005-E of 10.08.2010). The papers’
maturity is 10 years, with the put option in five years.
The number of the commercial papers to be placed makes 5,000,000 pieces (100% of the issue volume), the nominal value of the papers is 1,000 rubles each and the total nominal value of the placed bonds is 5,000,000,000 rubles (nearly 180 million US dollars*).
Due to the fact that the demand for Mechel OAO’s commercial papers of the 17 and
18 series, for which the books were closed on June 7, 2011, topped 22 billion rubles, the papers of the 19 series were offered to the investors on the same conditions. So the coupon rate of the commercial papers of the 19 series for the period until the put option date is 8.40% per year which corresponds to a sum of
41.88 rubles (approximately 1.51 US dollars*).
The papers of the 19 series will be placed on the MICEX Stock Exchange ZAO on
June 14, 2011, with Coalmetbank OAO acting as the issuer’s agent for the placement.
VTB Capital ZAO, Sberbank OAO and Coalmetbank OAO acted as managers of the placement.
Commercial papers of 19 series are included in MICEX’s quotation list A1.

* According to the Russian Central Bank exchange rate of 27.7907 RUR/$ as of
June 11, 2011.

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 14, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO